Exhibit 99.1

SHAREHOLDER agreement

THIS SHAREHOLDER AGREEMENT dated this 12th day of December, 2014 (this "Agreement"), is by and among each of the entities listed on Schedule A hereto (such entities being collectively referred to herein as the "Orange Capital Group") and Bellatrix Exploration Ltd. (the "Corporation").

WHEREAS the Corporate Governance Committee (the "CG Committee") of the Board of Directors of the Corporation (the "Board") has reviewed and assessed the skills and experience of the existing Board members and the skills and experience that would be desirable for the Board as a whole to possess given the Corporation's current stage of development;

AND WHEREAS the CG Committee has also reviewed the skills and experience of Daniel Lewis ("Lewis") and Steven J. Pully ("Pully");

AND WHEREAS the Corporation and Orange Capital Group agree that the skills and experience of Lewis and Pully complement the skills and experience of the existing Board members;

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

1.	Appointment of Orange Capital Group Nominees.
(a)	Concurrently with the execution of this Agreement, (i) the Orange Capital Group will provide the Corporation an executed letter in the form attached hereto as Schedule B, which includes a consent from each of Lewis and Pully to serve as a director of the Corporation effective January 1, 2015 and to be named as a nominee in the Corporation's information circular for the 2015 Annual Meeting (the "Nominee Letter"); and (ii) the Corporation shall take any and all steps necessary to appoint Lewis and Pully to the Board effective January 1, 2015.
(b)	Concurrently with the appointment of Pully to the Board, Pully shall be appointed as a member of the Compensation Committee and CG Committee of the Board.
(c)	If either Lewis or Pully determines, acting reasonably, that he is unable to continue as a member of the Board or is unable to act as a result of the death, disqualification or incapacity of such individual, the Orange Capital Group shall be entitled to nominate an alternate director, acceptable to the Board, acting reasonably and in good faith, having regard to such considerations as the Board (or the CG Committee) considers appropriate in proper discharge of their duties, including, but not limited to, such factors as the required qualifications under the Business Corporations Act (Alberta) (the "ABCA"), the independence of such alternate nominee, the current composition of the Board and the expertise and experience of such alternate nominee as well as the current members of the Board.
(d)	As a condition to the appointment of any alternate director to be appointed pursuant to Section 1(c), such alternate director shall have provided to the Corporation prior to such appointment: (i) a Nominee Letter executed by such individual; (ii) any other information relating to the individual that would be required to be disclosed in a management information circular in connection with solicitations of proxies for election of directors pursuant to the ABCA and applicable securities laws; (iii) a completed director and officer questionnaire; (iv) a personal information form in such form as is required under applicable securities laws and/or stock exchange rules; and (v) any other information or documents that may be reasonably requested by the Corporation.

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(e)	For the purpose of this Agreement, the term "Nominee 1" shall mean Lewis or any alternate nominee appointed pursuant to Section 1(c) instead of or in replacement of Lewis, the term "Nominee 2" shall mean Pully or any alternate nominee appointed pursuant to Section 1(c) instead of or in replacement of Pully, the term "Nominees" shall mean Nominee 1 and Nominee 2 collectively and the term "Nominee" shall mean either Nominee 1 or Nominee 2.
(f)	An alternate director to Nominee 2 appointed pursuant to Section 1(c) must (i) qualify as an "independent director" for the purposes of (A) National Instrument 52-110 — Audit Committees; (B) the rules of the New York Stock Exchange; and (C) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; and (ii) not be a director, officer, employee, or agent of or Affiliate of any member of the Orange Capital Group or any other shareholder holding more than 10% of the outstanding shares of the Corporation. An alternate director to Nominee 1 appointed pursuant to Section 1(c) may be a representative of the Orange Capital Group.
2.	2015 Annual Meeting.
(a)	The Board shall present no more than 12 nominees for election as directors to the 2015 annual meeting of shareholders (the "2015 Annual Meeting").
(b)	Provided the Orange Capital Group beneficially owns, controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation and is not in breach of any terms of this Agreement, the Corporation shall take any and all steps necessary and advisable to (i) nominate both Nominees, in addition to such other nominees as the Board determines appropriate, as directors of the Corporation at the 2015 Annual Meeting; and (ii) recommend to the Corporation's shareholders that the shareholders vote in favour of both Nominees in addition to such other nominees as the Board determines appropriate.
(c)	Provided the Orange Capital Group beneficially owns, controls or directs, directly or indirectly, 5% or more but less than 10% of the outstanding common shares of the Corporation and is not in breach of any terms of this Agreement, the Corporation shall take any and all steps necessary and advisable to (i) nominate one of either of the Nominees, in addition to such other nominees as the Board determines appropriate, as directors of the Corporation at the 2015 Annual Meeting; and (ii) recommend to the Corporation's shareholders that the shareholders vote in favour of either of the Nominees, as applicable, in addition to such other nominees as the Board determines appropriate.
3.	Certain Other Matters

The irrevocable resignation provision set forth in the Nominee Letter provided by each Nominee shall become effective if (i) such Nominee agrees to be included as a director nominee for election at any meeting of the Corporation's shareholders' meeting other than as a director nominated by the Board for election at such shareholders' meeting, or (ii) without the prior written consent of the Corporation, any member of the Orange Capital Group or their Affiliates, or any of their respective directors, officers, employees, agents and other Persons, in each case acting on behalf of any member of the Orange Capital Group, directly or indirectly, does any of the Prohibited Activities (as defined below) other than the Prohibited Activities set out in Subsection 5(a)(ii), 5(a)(v)(A) or 5(a)(vi), regardless of whether such activities are conducted before or after the Termination Date.

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4.	Proxy Solicitation and Voting

Each member of the Orange Capital Group shall, and shall cause each of its Affiliates to complete and cause the management forms of proxy in respect of all common shares of the Corporation that it is entitled to vote at the 2015 Annual Meeting to be validly executed and deposited in accordance with the instructions in such form of proxy to be voted in favour of (A) the election of each of the management nominees to the Board for election at the 2015 Annual Meeting, and (B) approving and authorizing all unallocated options under the share option plan of the Corporation at the 2015 Annual Meeting, and to not withdraw those forms of proxy.

5.	Prohibited Activities.
(a)	Until the Termination Date, without the prior written consent of the Corporation, no member of the Orange Capital Group or their Affiliates, nor any of their respective directors, officers, employees, agents and other Persons, in each case acting on behalf of any member of the Orange Capital Group, will, directly or indirectly, do any of the following (collectively, the "Prohibited Activities") from the date hereof:
(i)	engage in, participate in, or in any way initiate, directly or indirectly, any "solicitation" (as such term is defined in the ABCA) of proxies or consents, with respect to the voting of any shares of the Corporation; initiate, propose or otherwise "solicit" (as such term is defined in the ABCA) shareholders of the Corporation to vote any shares of the Corporation on any matter; except in all cases as otherwise expressly provided in this Agreement;
(ii)	deposit any shares of the Corporation in any voting trust or subject any shares of the Corporation to any arrangement or agreement with respect to the voting of any such shares except as provided for in this Agreement;
(iii)	seek, alone or in concert with others, (A) to requisition or call a meeting of shareholders of the Corporation, (B) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board except as otherwise set forth in this Agreement, or (C) to effect the removal of any member of the Board or otherwise alter the composition of the Board;
(iv)	submit, or induce any Person to submit, any shareholder proposal pursuant to section 136 of the ABCA;
(v)	without the consent of the Board effect or seek, offer, agree or propose (whether publicly or otherwise) to effect, or cause to participate in or in any way advise, encourage or assist (including financial assistance) any other Person to effect or seek, offer, agree or propose (whether publicly or otherwise) to effect or participate in: (A) any direct or indirect acquisition of any securities or rights to acquire any securities (or any other beneficial ownership thereof), including, without limitation, through swap, hedging or derivative transactions or otherwise, assets or properties of the Corporation or any of its subsidiaries, whether such agreement or proposal is with the Corporation or any of its subsidiaries or shareholders or with a third party; provided that the restriction in this Subsection 5(a)(v)(A) shall not prevent any member of the Orange Capital Group from acquiring common shares of the Corporation as long as such acquisition does not result in the Orange Capital Group together with its Affiliates and any other Person acting jointly and in concert with the Orange Capital Group beneficially owning, or controlling or directing, directly or indirectly greater than 19.9% of the outstanding common shares of the Corporation; (B) any merger or other business combination or tender, takeover bid or exchange offer directly or indirectly involving the Corporation or any of its subsidiaries or shareholders; or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Corporation or any of its subsidiaries or shareholders;

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(vi)	without the consent of the Board, sell, offer or agree to sell directly or indirectly, the common shares of the Corporation held by the Orange Capital Group or any its Affiliates including, without limitation, through swap, hedging or derivative transactions or otherwise, to any Person not a (A) party to this agreement, or (B) an Affiliate of the Orange Capital Group, that would knowingly result in such Person, together with its Affiliates and associates, beneficially owning, controlling or directing, directly or indirectly, more than 4.9% of the outstanding common shares of the Corporation except if prior to such sale such Person agrees with the Corporation to become subject to the provisions in Section 4 and this Section 5 as if such Person was a member of the Orange Capital Group (for greater certainty, the provisions of this Subsection 5(a)(vi) will not prevent any member of the Orange Capital Group or their Affiliates from selling common shares of the Corporation through the facilities of the Toronto Stock Exchange or the New York Stock Exchange through non-pre-arranged trades where the identity of the purchaser is not known);
(vii)	make any request to amend, waive or terminate any provision of this Agreement that would require the Corporation to make a public disclosure;
(viii)	make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Corporation, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement; or
(ix)	enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or advise, assist or encourage any Person to take any action inconsistent with the foregoing;

provided, the restriction in this Section 5(a) shall not prevent any member of the Orange Capital Group or their Affiliates from (i) tendering, or publically announcing its intention to tender, any securities of the Corporation to a take-over bid made to all of the shareholders of the Corporation; or (ii) voting or submitting proxies, or publically announcing its intention to vote, in respect of any matter to be voted upon by Shareholders of the Corporation; provided no member of the Orange Capital Group or its Affiliates, nor any of their respective directors, officers, employees, agents and other Persons, in each case acting on behalf of any member of the Orange Capital Group, has, directly or indirectly, encouraged, initiated, engaged in or otherwise participated in such take-over bid or matter to be voted upon.

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(b)	Until the Termination Date, each member of the Orange Capital Group agrees that, at all times, neither it nor any of its Affiliates, nor their respective directors, officers, employees, agents or other Person acting on behalf of the Orange Capital Group or its Affiliates shall do, say, publish, or communicate, in any media or forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of the Corporation or its subsidiaries or any of their respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to the Corporation or any of its subsidiaries; provided that if the Corporation or any of its subsidiaries or their respective directors, officers, employees, agents or other Person acting on behalf of the Corporation or its subsidiaries has published or communicated, in any media or forum any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of any member of the Orange Capital Group or their Affiliates or any of their respective directors, officers, employees, agents or representatives, in addition to any other remedy available, the members of the Orange Capital Group and their Affiliates and any of their respective directors, officers, employees, agents or representatives may respond to such communication and may in such response publish, or communicate, in any media or forum any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of the Corporation or its subsidiaries or their respective directors, officers, employees, agents or other Person acting on behalf of the Orange Capital Group or its Affiliates. For the avoidance of doubt, nothing herein shall limit the right of Nominee 1 or Nominee 2 to dissent as a director in accordance with the provisions of the ABCA to any matter considered at a meeting of the Board or committee of the Board.
(c)	Until the Termination Date, the Corporation agrees that, at all times, neither it nor its subsidiaries nor any of their respective directors, officers, employees, agents or other Person acting on behalf of the Corporation or its subsidiaries shall do, say, publish, or communicate, in any media or forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, or behaviour of any member of the Orange Capital Group or any of their respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to the Corporation or any of its subsidiaries; provided that if the Orange Capital Group or its Affiliates or any of their respective directors, officers, employees, agents or other Person acting on behalf of the Orange Capital Group or its Affiliates has published or communicated, in any media or forum any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of the Corporation or any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives, in addition to any other remedy available, the Corporation, its subsidiaries and any of their respective directors, officers, employees, agents or representatives may respond to such communication and may in such response publish, or communicate, in any media or forum any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of any member of the Orange Capital Group or its Affiliates or any of their respective directors, officers, employees, agents or other Person acting on behalf of the Orange Capital Group or its Affiliates.

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6.	Representations and Warranties.
(a)	Each of the members of the Orange Capital Group, jointly and severally, represents and warrants as follows:
(i)	Each member of the Orange Capital Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(ii)	This Agreement has been duly and validly authorized, executed and delivered by each member of the Orange Capital Group, constitutes a valid and binding obligation and agreement of each such member and is enforceable against each such member in accordance with its terms.
(iii)	Each member of the Orange Capital Group is the beneficial owner of the number of common shares of the Corporation set forth on Schedule C hereto and such shares constitute all of the voting securities of the Corporation beneficially owned or controlled by the members of the Orange Capital Group and their Affiliates.
(iv)	Nominee 2 (i) is not and will not be a director, officer, employee, agent or representative of any member of the Orange Capital Group or any of their Affiliates, and (ii) will not receive any compensation or payment from any member of the Orange Capital Group or their Affiliates in connection with his service as a member of the Board.
(v)	Each member of the Orange Capital Group acknowledges that they are aware of the general nature of applicable securities laws, including, without limitation, all applicable securities laws that may prohibit any Person who has material, non-public information concerning the Corporation or any other company, from trading in securities of the Corporation or such other company, as applicable, or from communicating such information to other Persons and each member of the Orange Capital Group covenants and agrees to comply with all such applicable securities laws.
(vi)	No member of the Orange Capital Group is encouraging or aware of any plans relating to any merger, takeover bid, recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction, directly or indirectly, involving the Corporation, any of its subsidiaries or shareholders.
(vii)	No member of the Orange Capital Group has any currently contemplated plan to sell or acquire common shares of the Corporation other than through normal course purchases and sales through the facilities of the Toronto Stock Exchange or New York Stock Exchange.
(b)	The Corporation hereby represents and warrants as follows:
(i)	The Corporation has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

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(ii)	This Agreement has been duly and validly authorized, executed and delivered by the Corporation, constitutes a valid and binding obligation and agreement of the Corporation and is enforceable against the Corporation in accordance with its terms.
7.	Remedies; Breaches.
(a)	Each of the members of the Orange Capital Group, on the one hand, and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that the members of the Orange Capital Group, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing party.
(b)	Each member of the Orange Capital Group on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates, directors, officers, employees, agents or other Persons acting on their behalf and that it shall inform its directors, officers, employees and agents of the terms of this Agreement and shall cause them to comply with them.
8.	Termination.

The provisions of this Agreement shall terminate upon, and this Agreement shall remain in full force and effect and shall be fully binding on the parties hereto in accordance with the provisions hereof until November 30, 2015 (the "Termination Date") other than Section 3 which will survive the Termination Date.

9.	Press Release and Other Public Disclosures.

Immediately following the execution and delivery of this Agreement, the Corporation shall issue the press release attached hereto as Schedule D (the "Press Release"). None of the parties hereto shall (a) make any public statements (including in any filing with the Canadian or United States securities regulators or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 9 or (b) except as required by law, issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this Agreement, without the prior written consent of the parties hereto. The parties acknowledge that the Corporation will file a copy of this Agreement on SEDAR and EDGAR.

10.	Expenses

The Corporation shall reimburse Orange Capital Inc. for its reasonable documented expenses relating to the matters concluded by this Agreement not to exceed CDN$250,000.

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11.	Certain Other Definitions as used in this Agreement:
(a)	The term "Affiliate" means, as at the date relevant for determination, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, or manages or is managed by, another Person and shall include persons who become Affiliates of any Person subsequent to the date hereof. For the purposes of this definition, "control" means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the term "controlled" has a correlative meaning.
(b)	The term "Person" shall mean any individual, partnership, corporation, Corporation, group, syndicate, trust, government or agency thereof, or any other association or entity.
12.	No Waiver.

Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other taut of this Agreement.

13.	Successors and Assigns.

This Agreement shall not be assignable by the parties hereto. All terms and provisions of this Agreement shall be binding on the successors of the parties hereto.

14.	Entire Agreement; Amendments.

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

15.	Headings.

The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.	Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending if sent by electronic mail or facsimile, with electronic confirmation of sending, provided, however, that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and electronic mail or facsimile addresses set forth below, (c) one (1) day after being sent by North American recognized overnight carrier to the addresses set forth below or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

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If to the Corporation:

Bellatrix Exploration Ltd.

1920, 800 - 5 Avenue SW

Calgary, Alberta

T2P 3T6

Attn:	Charles R. Kraus, Vice-President, General Counsel and Corporate Secretary

Facsimile: (403) 264-8163

with copies to (which shall not constitute notice):

Burnet, Duckworth & Palmer LLP

2400, 525 – 8 Avenue SW

Calgary, Alberta
T2P 1G1

Attn: Facsimile:	Edward (Ted) Brown (403)260-0332

If to the Orange Capital Group:

Orange Capital, LLC

1370 Avenue of the Americas

23rd Floor

New York, NY 10019

USA

Attn: Email: Facsimile:	Daniel Lewis dlewis@orangecap.com 2123756042

with a copy to (which shall not constitute notice):

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower

200 Bay Street, P.O. Box 84
Toronto, Ontario
M5J 2Z4

Attn: Facsimile:	Walied Soliman walied.soliman@nortonrosefulbright.com

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

17.	No Third Party Beneficiaries

Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties and their respective successors and permitted assigns, or is anything in this Agreement intended to relieve or discharge the obligation or liability of any third parties to any party, nor shall any provisions give any third parties any right or subrogation over action against any party.

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18.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

19.	Counterparts.

This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

20.	Severability.

If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

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BELLATRIX EXPLORATION LTD.
Per:	(signed) “Charles R. Kraus”
Charles Kraus
Vice-President, General Counsel and Corporate Secretary

ORANGE CAPITAL INC.
Per:	(signed) “Daniel Lewis”
Daniel Lewis
Managing Member

ORANGE CAPITAL MASTER I, LTD.
Per:	(signed) “Russell Hoffman”
Russell Hoffman
Director

OC OFFSHORE INVESTMENTS II, SPC – SEGREGATEDPORTFOLIO A
Per:	(signed) “Russell Hoffman”
Russell Hoffman
Director

OC OFFSHORE INVESTMENTS II, SPC – SEGREGATED PORTFOLIO B
Per:	(signed) “Russell Hoffman”
Russell Hoffman
Director

[Signature pages to Shareholder Agreement]

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(signed) “Daniel Lewis”
Witness	Daniel Lewis

(signed) “Walied Soliman”
Witness	Walied Soliman

[Signature pages to Shareholder Agreement]

SCHEDULE A

Orange Capital Group

Orange Capital, LLC

Orange Capital Master I, Ltd.

OC Offshore Investments II, SPC – Segregated Portfolio A

OC Offshore Investments II, SPC – Segregated Portfolio B

Daniel Lewis

Walied Soliman

SCHEDULE B
NOMINEE LETTER

December 12, 2014

Bellatrix Exploration Ltd.

1920, 800 - 5 Avenue SW

Calgary, Alberta T2P 3T6

Attention: The Board of Directors

Re: Consent and Resignation

This letter is delivered pursuant to Sections 1(a) or 1(d) of the Shareholder Agreement, dated as of December 11, 2014 (the "Agreement"), by and among Bellatrix Exploration Ltd. (the "Corporation") and Orange Capital Group (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

In connection with the Agreement, I hereby consent to (i) serve as a director of the Corporation effective January 1, 2015, (ii) be named as a nominee for the position of director of the Corporation in the Corporation's proxy statement for the 2015 Annual Meeting and (iii) serve as a director if I am so elected at the 2015 Annual Meeting. I also agree that, after the date hereof, I will provide to the Corporation, as requested by the Corporation from time to time (i) any information relating to myself that would be required to be disclosed in a management information circular in connection with solicitations of proxies for election of directors pursuant to the ABCA and applicable securities laws; (ii) a completed director and officer questionnaire that all other members of the Board are required to complete, when and if requested by the Corporation; (iii) a personal information form in such form as is required under applicable securities laws and/or stock exchange rules; and (iv) any other information or documents that may be reasonably requested by the Corporation.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including, without limitation, the Corporation's code of business conduct and ethics and disclosure, confidentiality and trading policy, and preserve the confidentiality of Corporation business and information, including discussions or matters considered in meetings of the Board or Board committees.

Following January 1, 2015, I hereby resign from my position as a director of the Corporation and from any and all committees of the Board on which I serve effective at such time as: (i) I agree to be included as a director nominee for election at any meeting of the shareholders of the Corporation other than as a director nominated by the Board for election at such shareholders meeting, or (ii) without the prior written consent of the Corporation, any member of the Orange Capital Group or their Affiliates, or any of their respective directors, officers, employees, agents and other Persons, in each case acting on behalf of any member of the Orange Capital Group, directly or indirectly, doing any of the Prohibited Activities (other than the Prohibited Activities set out in Subsection 5(a)(ii), 5(a)(v)(A) or 5(a)(vi), regardless of whether such activities are conducted before or after the Termination Date.

This resignation may not be withdrawn by me.

Sincerely,

Name:

SCHEDULE C

Beneficial Ownership of Common Shares

of Bellatrix Exploration Ltd.

Name	Number of Shares
Orange Capital, LLC (as Investment Manager to Orange Capital Master I, Ltd., OC Offshore Investments II, SPC – Segregated Portfolio A, OC Offshore Investments II, SPC – Segregated Portfolio B)	27,352,063
Orange Capital Master I, Ltd.	19,689,366
OC Offshore Investments II, SPC – Segregated Portfolio A	3,970,447
OC Offshore Investments II, SPC – Segregated Portfolio B	3,692,250
Daniel Lewis (as Chief Investment Officer of Orange Capital, LLC)	27,352,063
Walied Soliman	31,000

SCHEDULE D

Press Release

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES THE APPOINTMENT OF DANIEL LEWIS AND STEVEN J. PULLY TO ITS BOARD OF DIRECTORS

CALGARY, ALBERTA (December 15, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the appointment of Daniel Lewis and Steven J. Pully to its Board of Directors, effective January 1, 2015. With the addition of Messrs. Lewis and Pully, Bellatrix’s Board will have twelve directors.

“We welcome Daniel and Steve to our Board as we continue to focus on executing on our strategy to deliver long term value for shareholders,” said W.C. (Mickey) Dunn, Chairman of the Board of Bellatrix. “We look forward to benefiting from their broad experience and business acumen and to working constructively together in the best interests of the Company and our shareholders.”

“We are pleased with our dialogue with the Bellatrix Board and management team,” said Daniel Lewis, Managing Partner of Orange Capital LLC (“Orange Capital”). “I look forward to working collaboratively as part of the Bellatrix Board and making meaningful contributions. Bellatrix has a proven track record of production and reserves growth, a strong balance sheet, and a deep inventory of development opportunities in highly economic plays, and we are excited about the Company’s future prospects.”

In connection with the appointment of Messrs. Lewis and Pully, Bellatrix has entered into an agreement with Orange Capital, which beneficially owns approximately 14.28% of the Company’s outstanding shares, pursuant to which Orange Capital has agreed to abide by certain standstill provisions until November 30, 2015.

About Daniel Lewis

Mr. Lewis is co-founder and Managing Partner of Orange Capital, LLC, a New York based investment fund. Mr. Lewis has nearly 20 years of investment experience, employing a range of investment strategies. From 1996 to 2004, Mr. Lewis was employed by Citigroup and its predecessor companies. He is a former Director of Citigroup Global Special Situations Group. He serves on the Board of Say Yes to Education, a non-profit committed to increasing the high school and college graduation rates of inner-city youth. Mr. Lewis holds a B.S. from Cornell University.

About Steven J. Pully

Steven J. Pully, has over 25 years of experience in financial services and legal matters. Most recently he served as General Counsel and was a Partner of Carlson Capital, L.P., an alternative asset management firm, where he worked from January 2008 to September 2014. Mr. Pully also previously served as a Managing Director in the Energy & Power investment banking division of Bank of America and as a Senior Managing Director in the investment banking department of Bear Sterns & Co. Mr. Pully has served on the board of directors of several public companies, including EPL Oil & Gas, Inc., where he was the lead independent director, and Ember Resources. Mr. Pully is a Chartered Financial Analyst, a Certified Public Accountant and a member of the State Bar of Texas. He earned his J.D. from The University of Texas and his Bachelors of Science in Accounting from Georgetown University.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com